                                  EXHIBIT 99.1

Michael Rosenberg, President                         Philip Bourdillon
Diodes Incorporated                                  Silverman Heller Associates
(805) 446-4800                                       (310) 208-2550

                   DIODES COMMENTS ON VISHAY/LPSC ANNOUNCEMENT

Westlake Village, California -- March 28, 2000 -- Diodes Incorporated (Amex:
DIO), a manufacturer of discrete semiconductors, today commented on yesterday's announcement by Vishay Intertechnology, Inc. (NYSE: VSH) that it has agreed to sell its 65% interest in Lite-On Power Semiconductor Corporation ("LPSC") to Lite-On JV Corporation ("Lite-On Group") in a transaction that is expected to close before September 30, 2000.

LPSC has been Diodes' largest shareholder since 1991 and is member of the Lite-On Group, a leading manufacturer of power semiconductors, computer peripherals, and communication products. In July 1997, Vishay and the Lite-On Group, a Taiwanese consortium, formed a joint venture ("Vishay/LPSC") to acquire LPSC.

Diodes' long-standing relationship with LPSC, which currently holds approximately 38% of the Company's Common Stock, is anticipated to be unaffected by the transaction, said Michael Rosenberg, President and CEO of Diodes Incorporated. "Although we have enjoyed the relationship with Vishay and believe it to have been mutually beneficial," said Rosenberg, "we are looking forward to continued support from the manufacturing base of the Lite-On Group."

"Our customers continue to recognize Diodes' brand products and view the Company as a separate vendor from Vishay," Mr. Rosenberg continued, "and management believes that with the Company's competitive pricing, internal manufacturing capabilities and capacity, customer/applications engineering, and strong customer service reputation, it has proven itself to be a valuable supplier. Accordingly, the Vishay/LPSC transaction is not anticipated to have a materially adverse impact on customer relations."

Pursuant to the Vishay/Lite-On transaction, three members of the Company's Board of Directors Eugene R. Conahan, Erich E. Schaedlich, and William J. Spires, each an employee of Vishay have resigned effective March 27, 2000.

Mr. Rosenberg added that first-quarter 2000 financial results are expected to substantially exceed fourth-quarter 1999 results, which were the strongest in the Company's history.

Diodes Incorporated (Amex: DIO) manufactures high-quality discrete semiconductor devices and provides customer support to leading manufacturers in the automotive, electronics, computing and telecommunications industries. Through the Company's ISO-9000 and QS-9000 certified manufacturing facilities located in Shanghai, China and Taipei, Taiwan, Diodes' products include small signal transistors and MOSFETs, transient voltage suppressors (TVSs), zeners, Schottkys, diodes, rectifiers and bridges. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Recent news releases, annual reports, and SEC filings are available at the Company's web site: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.